Exhibit 99.59

CONSENT OF D. HAINS

The undersigned hereby consents to reference to the undersigned’s name included or incorporated by reference in the Registration Statement on Form 40-F being filed by Avalon Rare Metals Inc. with the United States Securities and Exchange Commission in connection with (1) the technical report entitled “Technical Report on the Thor Lake Project, Northwest Territories, Canada”, dated July 29, 2010, as amended September 21, 2010 (the “Thor Lake Report”) and (2) the amended annual information form of the Corporation dated November 22, 2010, which includes reference to the undersigned in connection with information relating to the Thor Lake Report and the properties described therein.

/s/ Donald H. Hains
Name: Donald H. Hains, P. Geo.
Title: Associate Consultant

Date: December 9, 2010